EXHIBIT D-1

[KeySpan Letterhead]

August 16, 2002

VIA AIRBORNE EXPRESS

Hon. Janet Hand Deixler
Secretary
New York State Public
Service Commission
Albany, New York 12223

Re: Agreements Supporting Gas Supply Arrangements Between EnCana Corporation and KeySpan Energy Delivery New York and Key Span Energy Delivery Long Island

Dear Secretary Deixler:

Enclosed for filing with the Commission, pursuant to Public Service Law Sections 66-e and 110(4), and the Settlement Agreement governing the merger between The Brooklyn Union Gas Company and Long Island Lighting Company, approved by the Commission in Case 97-M-0567, Order Adopting Terms of Settlement Subject to Conditions and Changes (February 5, 1998)1, are an original and five copies of the following contracts:

o  Contract No. 766--Gas Sales Agreement between EnCana Corporation and The
Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York (KED NY);

o  Contract No. 767--Management Services Agreement between Northeast Gas Markets
LLC and KED NY, including an additional side letter;

o  Contract No. 768-- Agency Agreement between Northeast Gas Markets LLC and
KED NY;

1Section IV.C.2.h. of the Settlement Agreement requires KeySpan to file contracts between Jurisdictional Subsidiaries (KED NY and KED LI) and a Non-Utility Subsidiary (Northeast Gas Markets LLC) “within 5 days of execution.” Due to the number of agreements and counterparties in this transaction, the execution process required several weeks to complete, with EnCana Corporation being the last party to execute the last agreement on August 14, 2002.

o Contract No. 640-- Gas Sales Agreement between EnCana Corporation and KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island (KED LI);

o Contract No. 641-- Management Services Agreement between Northeast Gas Markets LLC and KED LI, including an additional side letter; and

o Contract No. 642-- Agency Agreement between Northeast Gas Markets LLC and KED LI.

The Gas Sales Agreements have been redacted to protect certain confidential information for which KED NY and KED LI are seeking trade secret protection in a request submitted under separate cover to Steven Blow, Esq.

THE TRANSACTION

These agreements memorialize the comprehensive transaction KED NY and KED LI (collectively, KeySpan) have entered into to continue the Canadian gas supply arrangement their predecessor companies, The Brooklyn Union Gas Company and Long Island Lighting Company, began under the Boundary gas project in 1984.

KeySpan currently purchases Western Canadian gas supplies from Boundary Gas, Inc. (Boundary). Boundary purchases the gas and resells it to local distribution companies (US Customers) in the northeast United States. Boundary was formed by the US Customers to facilitate the purchase of Canadian gas supplies. It was the first major Canadian gas import project to serve the Northeast and was joined in 1991 by the Iroquois Gas Transmission System (Iroquois) project under which Alberta Northeast Gas Limited (ANE) is the purchaser and reseller of additional Western Canadian supplies. The Boundary supply arrangements end in January 2003. The Boundary volumes are “base load” volumes that enable KeySpan to fulfill its obligation to serve its firm sales customers.

THE GAS SUPPLY AGREEMENT

In order to avoid interruption of the base load supplies once Boundary ends, KeySpan, as well as other unaffiliated utilities that were part of the Boundary project (Unaffiliated Utilities), have entered into new gas supply contracts with an unaffiliated Canadian gas supplier, EnCana Corporation (EnCana), effective January 2003.2

2The Canadian gas that KeySpan will purchase from EnCana represents approximately 1.6% of the total firm gas supply they require to serve their firm customers.

The terms of the EnCana contract are as favorable as, or more favorable than, the terms of the existing Boundary supply contract. For example, the pricing remains an indexed price similar to the indexing arrangement currently in effect in the Boundary contract, so that the prices KeySpan pays will not deviate materially from the prevailing market prices. The transportation of the gas will be the same as now exists under the Boundary arrangement. In addition, the term of the contact has been shortened so that KeySpan will have the flexibility to take advantage of other supply options, should more favorable alternatives become available.

NORTHEAST GAS MARKETS LLC

From the inception of the Boundary project, Northeast Gas Markets LLC (NEGM) was essential to making the complex ANE and Boundary projects feasible. The Boundary management services arrangement commenced in 1984; the ANE management services arrangement commenced in 1991. During that time, NEGM has assisted Boundary, ANE and the purchasers by providing day-to-day services consisting of scheduling; processing and auditing bills to ensure their accuracy and submitting to the utilities their pro rata share of the gas supply costs based on the amount of gas they each purchased; preparing and filing regulatory and customs reports in Canada and the U.S. relating to the gas supply; providing informational support to the gas utilities for their federal and state regulatory filings; and day-to-day interfacing with the suppliers on the gas contracts (including price negotiations when appropriate).

KeySpan Corporation, the KeySpan holding company, indirectly owns 90% of NEGM. Michael S. Lucy Associates, a company which is wholly owned by Michael S. Lucy, owns the remaining 10% interest of NEGM. Mr. Lucy is the president of NEGM.

NEGM was originally owned by a private energy project development company in Boston (J. Makowski Company or JMC). JMC was sold to PG&E and Bechtel in 1996 and NEGM became an affiliate of U.S. Generating Company (U.S. Gen). PG&E acquired 100% of U.S. Gen in 1997 and decided to divest NEGM. KeySpan and Mr. Lucy purchased NEGM from U.S. Gen in January 1998. Prior to acquiring NEGM, Mr. Lucy was an employee of JMC (from 1980 to 1994) and then U.S. Gen (from 1994 to 1998) and in that capacity was involved with the Boundary and ANE projects since their creation.

This represents a change in the form of corporate ownership of NEGM since the commencement of the Boundary project, but not a substantive change in the management of NEGM or day-to-day administration of the services NEGM provides.

NEGM’s longstanding experience with Canadian gas market and suppliers through the Boundary and ANE arrangements was an important factor in the utilities’ choosing NEGM to assist in the EnCana transaction. NEGM assisted KeySpan and the Unaffiliated Utilities in their negotiation and execution of the new EnCana gas supply contracts. Since NEGM represents customers whose aggregate gas supply consisted of large volumes, they were able to obtain more favorable prices and terms than they would have obtained had the utilities negotiated separately.

THE AGENCY AND MANAGEMENT SERVICES AGREEMENTS When Boundary ends, NEGM will continue to provide the same management services to KeySpan with respect to the new Canadian gas supply contract at the same price that was charged to Boundary. The terms, conditions and price contained in the Management Services Agreements with KeySpan are identical to those that NEGM entered into with the Unaffiliated Utilities for the same services necessary to implement their EnCana gas supply agreements.

KeySpan’s decision to continue the services of NEGM was driven by NEGM’s unique experience in providing such services through its historic role in the Boundary and ANE projects and thus its valuable familiarity with the Canadian supply aspects of KeySpan’s operations. NEGM’s experience with the Canadian gas supply to the participating utilities stems from a long-term, historic relationship. NEGM is uniquely situated to continue providing these critical management services so that there is a smooth transition in the baseload supply arrangements which insulates against the risk of any undue interruptions that could be harmful to consumers. NEGM will continue to provide the day-to-day services it currently provides, including notifying EnCana of the amounts of gas KeySpan would like to schedule for delivery; processing and auditing the EnCana gas supply bills to ensure their accuracy and submitting to the utilities their pro rata share of the gas supply costs based on the amount of gas they each purchased; preparing and filing regulatory and customs reports in Canada and the U.S. relating to the EnCana gas supply; providing informational support to the gas utilities for their federal and state regulatory filings; and day-to-day interfacing with EnCana on the gas contracts (including price negotiations when appropriate).

THE TRANSACTION IS IN THE PUBLIC INTEREST

The proposed arrangements between NEGM and KeySpan are consistent with the requirements of Sections 69-e and 110(4), as well as the Settlement Agreement. The fee NEGM will charge for its services, and the terms, will be on the same basis for the affiliated and the non-affiliated utilities. The Unaffiliated Utilities agreement to obtain services from NEGM attests to the arm’s- length nature of NEGM fees and services and demonstrates that it does not exceed market prices. Moreover, the current fee, which is the same as under the Boundary and ANE contracts, was originally established in arms-length negotiations between numerous non-affiliates well before KeySpan acquired NEGM. The fee for NEGM’s contract administration services will be a small fraction of the cost of gas, and the cost to KeySpan of administering the EnCana transaction on their own would likely exceed the fees paid to NEGM including putting the infrastructure and personnel in place to recreate the services that NEGM already is uniquely qualified to provide.3 Finally, it is unlikely that the EnCana transaction, or similar transactions in the future, could be recreated in a non-NEGM context on terms as favorable as have been negotiated in this transaction.

Kindly acknowledge receipt and filing of the enclosed agreements by date stamping the enclosed copy of this letter and returning it in the postage-paid envelope provided.

                                        Yours truly,

                                        /s/
                                        M. Margaret Fabic
                                        Attorney for KeySpan Energy Delivery
                                        New York and KeySpan Energy
                                        Delivery Long Island
bcc: Ed Anderson Charles Daverio John Allocca Beth Webb Thomas O'Neill
3The total annual fee to KeySpan per year will be approximately $150,000, which compares to KeySpan’s total gas cost under the EnCana contract (depending on price) of approximately $36-41 million per year.

[KeySpan Letterhead]

Direct Dial: (718) 403-3008

August 16, 2002

Steven Blow, Esq.
Records Access Officer
State of New York
Public Service Commission
3 Empire State Plaza
Albany, New York 12223

Re: Gas Sales Agreements between EnCana Corporation and KeySpan Energy Delivery New York and KeySpan Energy Delivery Long Island

Dear Mr. Blow:

The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York (KED NY) and KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island (KED LI) (collectively, KeySpan) hereby seek confidential trade secret protection and exception from public disclosure, pursuant to the New York Public Officers Law and Part 6-1 of the Commission's Regulations (16 NYCRR Part 6-1), for the following Agreements:

o  Contract No. 766--Gas Sales Agreement between EnCana Corporation and The
Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York;

o  Contract No. 640-- Gas Sales Agreement between EnCana Corporation and KeySpan
Gas East Corporation d/b/a KeySpan Energy Delivery Long Island;
A copy of the Agreements showing the confidential information contained therein is enclosed. Fully redacted copies of the Agreements are being filed with the Secretary's office under separate cover.

KeySpan requests that the Agreements be excepted from disclosure pursuant to Section 87 of the Public Officers Law and Part 6-1 of the Regulations. That request is supported by Section 87, as well as the courts' decisions in New York Telephone Company v. Public Service Commission, 56 NY2d 213 (1982); and Matter of Encore College Bookstores, Inc. v. Auxiliary Services Corporation of the State University of New York at Farmingdale, 87 NY2d 410 (1995).

Section 87 provides for exception from public disclosure of records that "are trade secrets or are submitted to an agency by a commercial enterprise or derived from information obtained from a commercial enterprise and which if disclosed would cause substantial injury to the competitive position of the subject enterprise." The Agreements are documents submitted to the Commission, a state agency, by KeySpan, a commercial enterprise, that, if disclosed, would cause substantial injury to KeySpan's competitive position.

The Commission promulgated Part 6-1 of the Regulations to further define what constitutes a trade secret, Section 6-1.3(b)(2) provides the following factors the Commission will consider in determining trade secret status:

(i)  the extent to which the disclosure would cause unfair economic or competitive damage;

(ii)  the extent to which the information is known by others and can involve similar activities;

(iii)  the worth or value of the information to the person and the person's competitors;

(iv)  the degree of difficulty and cost of developing the information;

(v)  the ease or difficulty associated with obtaining or duplicating the information by others without the person's consent; and

(vi)  other statute(s) or regulations specifically excepting the information from disclosure.

As discussed below, the Agreements fulfill these factors.

The Agreements clearly fall within the definition of trade secret material. They govern the provision of a portion of KeySpan's baseload gas supply in a competitive supply market. KeySpan sought bids from other suppliers before choosing EnCana as the supplier for these Agreements. If other gas suppliers were able to obtain the information in the Agreements, they may be able to negotiate a higher rate for future gas supply than they otherwise could negotiate. In that event, for example, the price in the Agreements may become the floor price available in the negotiations. Thus, disclosure of that information would cause harm to KeySpan in the competitive gas supply market in the form of higher prices for future contracts. KeySpan's residential and commercial firm service customers benefit from KeySpan's efforts in keeping its gas supply costs low and would be harmed if those efforts were jeopardized by public disclosure of the Agreements.

The confidential information contained in the Agreements is not readily available elsewhere, and would be difficult, if not impossible, to recreate. Even if it could be recreated, it would be costly to do so, as competitors would be required to ascertain the details of the pricing methodology provided under the Agreements, as well as analyze the market for that service to determine what the likely negotiated rate would be. EnCana's competitors in the market would have no corresponding duty to disclose their rates.

In New York Telephone Company v. Public Service Commission, 56 NY2d 213 (1982), the Court of Appeals held that the Commission was empowered to exempt from public disclosure material that falls within the category of trade secrets. Moreover, the court held that the Commission not only had the power to do so, but also "had an affirmative responsibility to make provision, appropriate to the exercise of its regulatory authority, for the protection of the interest of the utility in any trade secrets."

In addition, the Court of Appeals has considered the issue of what constitutes trade secret material and has held that the trade secret exemption in the Public Officers Law Section 87(2)(d), which provides that an agency may deny access to records that "are derived from information obtained from a commercial enterprise and which if disclosed would cause substantial injury to the competitive position of the subject enterprise," is triggered when public disclosure of the trade secret material would "cause substantial harm to the competitive position of the person from whom the information was obtained." Encore College Bookstores, Inc. v. Auxiliary Services Corporation of the State University of New York at Farmingdale, 87 NY2d 410 (1995). The Court determined that the party seeking trade secret protection need not establish actual competitive harm; "rather, actual competition and the likelihood of substantial competitive injury is all that need be shown." In determining whether substantial competitive harm exists, the Court determined that the existence of substantial competitive harm depends on the "commercial value of the requested information to competitors and the cost of acquiring it through other means." The Court concluded "where FOIA disclosure is the sole means by which competitors can obtain the requested information, the inquiry ends here. In contrast, where the material is available from other sources at little or no cost, its disclosure is unlikely to cause competitive damage to the party holding the trade secret information."

For all of these reasons, KeySpan respectfully requests that the Gas Sales Agreements between KED NY, KED LI and EnCana Corporation be deemed to be confidential trade secret material exempt from public disclosure under Public Officers Law Section 87 and Part 6-1 of the Commission's Regulations.

                                    Yours truly,

                                    ________/s/_________________________
                                    M. Margaret Fabic
                                    Attorney for KeySpan Energy
                                    Delivery New York and KeySpan Energy
                                    Delivery Long Island

MMF:ar

cc:      Hon. Janet Hand Deixler

BY OVERNIGHT COURIER

[Exhibits to the NYPSC filing have been filed with the SEC confidentially on Form SE in paper format]